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                           July 14, 2022

       Scott Taub
       Chief Executive Officer
       Emaginos, Inc. \VA\
       13428 Maxella Avenue, #144
       Marina Del Rey, CA 90292

                                                        Re: Emaginos, Inc. \VA\
                                                            Post Qualification
Amendment on Form 1-A
                                                            Filed on July 11,
2022
                                                            File No. 024-11373

       Dear Mr. Taub :

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Cara Wirth at 202-551-7127 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services